Exhibit 99.1

Carbon Revolution Announces Receipt of Delisting Determination Letter from Nasdaq

Geelong, Australia, February 6, 2026. Carbon Revolution plc (Nasdaq: CREV) (the “Company”), a Tier 1 OEM supplier and the leading global manufacturer of lightweight advanced technology automotive carbon fiber wheels, today announced that it has received a notification letter (the “Letter”) from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Nasdaq Hearing Panel (the “Panel”) has decided to deny the Company’s request for continued listing on Nasdaq, based upon the Company’s non-compliance with Listing Rule 5550(b), Nasdaq’s minimum shareholders’ equity rule (the “Equity Rule”) and the Company’s non-compliance with Nasdaq Listing Rule 5250(c)(1) (the “Filing Requirement”) as a result of the Company’s failure to file its Annual Report on Form 20-F for the period ended June 30, 2025, as well as the Company’s inability to include certain information and documentation demonstrating an ability to complete a strategic transaction by May 5, 2026 in its update provided to the Panel by January 30, 2026 in connection with its plan for regaining compliance with the Equity Rule and the Filing Requirement.

The Company does not intend to appeal the Staff’s decision, and as a result Nasdaq will suspend trading in the Company’s securities effective at the open of business on February 9, 2026.

Additionally, on February 3, 2026, the Company received a notification letter (the “MVPHS Letter”) from the Staff indicating that for the last 30 consecutive business days, or from November 13, 2025 to February 3, 2026, the Company’s Market Value of Publicly Held Shares (“MVPHS”) was below the minimum MVPHS ($15,000,000) required for continued listing on Nasdaq pursuant to Nasdaq Listing Rule 5450(b)(1)(C). Although such deficiency results in an automatic 180 calendar day period in which to regain compliance, such opportunity to cure is rendered moot by the delisting determination and resulting suspension from trading.

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About Carbon Revolution plc

Carbon Revolution plc (Nasdaq: CREV) is the parent of Carbon Revolution Pty Ltd, an early-stage growth company which has successfully innovated, commercialized and industrialized the advanced manufacture of carbon fiber wheels for the global automotive industry. The Company has progressed from single prototypes to designing and manufacturing lightweight wheels for cars and SUVs in the high performance, premium and luxury segments, for the world’s most prestigious automotive brands. Carbon Revolution is creating a significant and sustainable advanced technology business that supplies its lightweight wheel technology to automotive manufacturers around the world.

For more information, visit carbonrev.com

Forward Looking Statements

All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the listing of Carbon Revolution’s ordinary shares and warrants on Nasdaq. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Carbon Revolution’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of Carbon Revolution.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) the listing of Carbon Revolution’s securities on Nasdaq or any other exchange on which such securities may be listed in the future; (ii) the failure to realize the benefits of being publicly-traded in the United States; (iii) Carbon Revolution’s liquidity, including its ability to pay its obligations and to issue equity, refinance its indebtedness or otherwise obtain financing at all or on acceptable terms, (iv) risks related to its ability to meet financial covenants and other key covenants under existing financing arrangements, (v) changes in domestic and foreign business, market, financial, political and legal conditions; (vi) risks related to the rollout of Carbon Revolution’s business strategy and the timing of expected business milestones; (vii) the effects of competition on Carbon Revolution’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and retain its management and key employees; (viii) risks related to domestic and international political and macroeconomic uncertainty including tariffs and trade policy and the Russia-Ukraine and Israel-Hamas and Israel-Hezbollah conflicts; (ix) the outcome of any legal proceedings that may be instituted against Carbon Revolution; (x) the impact of pandemic and governmental responses on any of the foregoing risks; (xi) risks related to Carbon Revolution’s industry; (xii) changes in laws and regulations; and (xiii) those factors discussed in the documents Carbon Revolution filed with the SEC, including the Annual Report on Form 20-F for the financial year ended June 30, 2024.

If any of these risks materialize or Carbon Revolution’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Carbon Revolution does not presently know or that Carbon Revolution currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Carbon Revolution’s expectations, plans or forecasts of future events and views as of the date of this communication. Carbon Revolution anticipates that subsequent events and developments will cause Carbon Revolution’s assessments to change. However, while Carbon Revolution may elect to update these forward-looking statements at some point in the future, Carbon Revolution specifically disclaims any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Carbon Revolution’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

For further information, please contact:

Investors

Investors@carbonrev.com

Media

Media@carbonrev.com